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Exhibit 3.2.1

Amendment No. 1

By-Laws of The Nasdaq Stock Market, Inc.

        Effective as of August 13, 2002, Section 5.4 of Article V of the By-Laws of The Nasdaq Stock Market Inc., was amended and restated in its entirety as follows:

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ARTICLE V

NASDAQ LISTING AND HEARING REVIEW COUNCIL

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Term of Office

        Sec. 5.4 (a) Beginning in January 2003, except as otherwise provided in this Article, each Nasdaq Listing and Hearing Review Council member shall hold office for a term of three years or until a successor is duly appointed and qualified, except in the event of earlier termination from office by reason of death, resignation, removal, disqualification, or other reason. Prior to January 2003, the term of office for each Nasdaq Listing and Hearing Review Council member shall be two years.

        (b)  The Nasdaq Listing and Hearing Review Council shall be divided into three classes. The term of office of those of the first class shall expire in January 2004, the term of office of those of the second class shall expire in January 2005, and the term of office of those of the third class shall expire in January 2006. Beginning in January 2003, members shall be appointed for a term of three years to replace those whose terms expire.

        (c)  No member may serve more than two consecutive terms, except that if a member is appointed to fill a term of less than one year, such member may serve up to two consecutive terms following the expiration of such member's initial term.

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  Exhibit 3.2.1
Amendment No. 1 By-Laws of The Nasdaq Stock Market, Inc.